

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9861

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M&T BANK CORPORATION
One M&T Plaza
Buffalo, New York 14203

and

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK
One M&T Plaza
Buffalo, New York 14203

Table of Contents of Information Required in Report

Item 4. Financial Statements and Supplemental Schedule for the Plan.

The Profit Incentive Bonus Plan of Hudson City Savings Bank ("the Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing the financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements for the years ended December 31, 2015 and 2014 and the supplemental schedule as of December 31, 2015 are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule have been examined by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, and their report is included therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the M&T Bank Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK

Date: June 27, 2016

By: / s / Ann Marie Odrobina

Ann Marie Odrobina
M&T Bank Corporation Employee
Benefit Plans Committee

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 POS (No. 333-78969, No. 333-95193, No. 333-114536, and No. 158297) of Wilmington Trust Corporation, a wholly owned subsidiary of M&T Bank Corporation (successor in interest to Hudson City Bancorp, Inc.) and in the Registration Statement on Form S-8 POS (No. 333-184411) of M&T Bank Corporation of our report dated June 27, 2016 relating to the financial statements of the Profit Incentive Bonus Plan of Hudson City Savings Bank, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Buffalo, New York
June 27, 2016

Consent of Independent Registered Public Accounting Firm

The Board of Directors
M&T Bank Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-184411) on Form S-8 of M&T Bank Corporation of our report dated June 29, 2015, with respect to the statements of net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014, which report appears in the December 31, 2015 annual report on Form 11-K of the Profit Incentive Bonus Plan of Hudson City Savings Bank.

KPMG LLP

New York, New York
June 27, 2016

Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE OF THE PROFIT INCENTIVE BONUS PLAN OF HUDSON CITY SAVINGS BANK

* The other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not applicable and are therefore omitted.



Report of Independent Registered Public Accounting Firm

To the Administrator of the Profit Incentive Bonus Plan of Hudson City Savings Bank

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank (the "Plan") at December 31, 2015, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2014 and for the year then ended were audited by other auditors whose report dated June 29, 2015 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at December 31, 2015) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i – Schedule of Assets (Held at December 31, 2015) is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Buffalo, New York

June 27, 2016

PricewaterhouseCoopers LLP, 726 Exchange Street, Suite 1010, Buffalo, NY 14210
T: (716) 856 4650, F: (716) 856 1208, www.pwc.com/us



KPMG LLP
New Jersey Headquarters
51 John F. Kennedy Parkway
Short Hills, NJ 07078-2702

Report of Independent Registered Public Accounting Firm

The Board of Directors
M&T Bank Corporation:

We have audited the accompanying statement of net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
June 29, 2015

PROFIT INCENTIVE BONUS PLAN OF HUDSON CITY SAVINGS BANK
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets		
Total investments, at fair value	$ 70,932,472	$ 78,158,355
Receivables:		
Participant loans	738,277	710,197
Employer contribution	-	413,404
Employee contribution	67,439	-
Interest and other	-	39
Total receivables	805,716	1,123,640
Total assets	71,738,188	79,281,995
Liabilities		
Fee payable	4,812	8,694
Net assets available for benefits	$ 71,733,376	$ 79,273,301

The accompanying notes are an integral part of these financial statements.

PROFIT INCENTIVE BONUS PLAN OF HUDSON CITY SAVINGS BANK
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

	2015	2014
Additions		
Investment income:		
Interest income	$ 30,907	$ 27,178
Dividend income	1,753,835	1,848,699
Net appreciation (depreciation) in fair value of investments	(2,245,972)	3,286,108
Total investment income (loss)	(461,230)	5,161,985
Contributions:		
Employer	176	413,404
Employee	3,174,468	2,571,810
Rollovers	170,868	582,151
Total contributions	3,345,512	3,567,365
Total additions	2,884,282	8,729,350
Deductions		
Participant benefits paid	10,395,420	4,216,904
Administrative fees	28,787	25,003
Other disbursements	-	1,321
Total deductions	10,424,207	4,243,228
Increase (decrease) in net assets available for benefits	(7,539,925)	4,486,122
Net assets available for benefits		
Beginning of year	79,273,301	74,787,179
End of year	$ 71,733,376	$ 79,273,301

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following is a brief description of the Profit Incentive Bonus Plan of Hudson City Savings Bank ("the Plan"). The description below is provided for general information purposes only and is qualified in its entirety by reference to the Plan Agreement. Participants should refer to the Plan Agreement for more complete information.

General

The Plan was a participant-directed, defined contribution profit-sharing plan sponsored by Hudson City Savings Bank (the "acquired bank"), a wholly owned subsidiary of Hudson City Bancorp, Inc. ("Hudson City"), through October 31, 2015. On November 1, 2015, M&T Bank Corporation ("M&T") completed the acquisition of Hudson City Bancorp, Inc. On that date, Hudson City Savings Bank was merged into M&T Bank, a wholly owned banking subsidiary of M&T. At that date, M&T Bank (the "Plan Sponsor") became the sponsor of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan Merger

Effective April 1, 2016, the Plan was merged with and into the M&T Bank Corporation Retirement Savings Plan (the "RSP"), and participants of the Plan became participants of the RSP, and their accounts were transferred to the RSP. On the merger date, investments in the Fidelity Advisor Stable Value (Class 1) Fund ("Stable Value Fund" or "the Contract") and in M&T Bank Corporation common stock were transferred to the RSP in-kind, while the remainder of the Plan assets were liquidated and transferred to the RSP, where those assets were then invested in the RSP's available investment options at each participant's discretion.

Eligibility and Participation

An employee of the acquired bank became eligible to participate in the Plan on the first day of the month following the third month of his or her employment if he or she were at least 21 years old. A participant was only eligible for non-elective employer contributions for the plan year if they were employed on the last day of the plan year, and earned at last 1,000 hours of service during the plan year.

The Plan maintained an account for each participant. Participants could elect to receive the acquired Bank's profit-sharing bonus in cash and/or defer it into the Plan. Each participant was fully vested in participant contributions. Non-elective employer contributions vest at the rate of 20% per year beginning at two years of vesting service, until fully vested after six years. The benefit was provided from the participant's vested account balances.

Forfeitures of unvested contributions were applied to reduce the Plan's administrative expenses. No forfeitures were used in 2015 while $86 of forfeitures were used to offset the plan's administrative expenses in 2014. At December 31, 2015 and 2014, there were $1,285 and $141, respectively, of forfeitures that were available to reduce the Plan's future administrative expenses.

Each participant's account was credited with the respective contribution and an allocation of plan earnings and charged with an allocation of administrative expenses. Allocations of non-elective employer contributions were based on participant earnings or account balances, as defined.

Administration

Until November 1, 2015, the Human Resources and Benefits Committee of Hudson City was responsible for administering the Plan operations. Effective November 1, 2015, the Plan is administered by M&T's Employee Benefit Plans Committee ("Administrative Committee") which was appointed by the Board of Directors of M&T. The assets of the Plan are held by Fidelity Management Trust Company, as trustee, and Fidelity Workplace Services LLC provides recordkeeping services for the Plan.

From November 1, 2015 through April 1, 2016, the Board of Directors of M&T had the right to terminate, amend or modify the Plan at any time subject to the Plan provisions.

Contributions

Participants were eligible to make pre-tax and after-tax contributions to the Plan. The amount contributed could not exceed 60% of compensation for pre-tax contributions, and 10% for after-tax contributions, for the payroll period, as defined, subject to certain limitations under the Internal Revenue Code (IRC) Sections 401(k) and 415. Total pre-tax contributions may not exceed the Internal Revenue Service annual limit, which was $18,000 and $17,500 in 2015 and 2014, respectively. Participants who had attained age 50 before the end of the Plan year were eligible to make catch-up contributions, as defined, which are subject to annual contribution limitations under the IRC of $6,000 and $5,500 in 2015 and 2014, respectively. Participants could also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover contributions) as long as those contributions did not include any designated Roth contributions.

The Plan allowed participants to enter into a special contribution agreement to make contributions up to 100% of cash bonuses paid on a uniform and non-discriminatory basis that were made for such participants during the Plan Year.

The Plan provided for automatic escalating enrollment for all new participants. If an employee met the Plan's eligibility requirements, automatic enrollment began at a pre-tax contribution rate of 2% of eligible compensation, as defined in the Plan Document, and increased 1% each year up to 6%, unless the participant elected otherwise. The contributions were invested in a designated fund until changed by the participant. Employees could elect to opt out of the automatic enrollment, or they could opt out of or change the percentage of the automatic escalating contribution option at any time.

Investment Elections

Each participant could direct his or her account into one or more of several investment options offered by the Plan including the Hudson City Bancorp, Inc. Common Stock Fund, which was replaced by the M&T Bank Corporation common stock on November 1, 2015. The Plan allowed participants to change their investment election at any time unless restrictions were placed on a specific fund. In addition, the Plan allowed participants to change their contribution percentage at any time.

Benefit Payments

Participants and/or beneficiaries are eligible for payments following termination of employment for any reason, including death or disability. These payments can be made either in a lump-sum distribution or in systematic installment payments. If the vested balance of a participant's account balance was $1,000 or less, payment would be made in a lump-sum distribution. Through the acquisition date, subject to such terms and conditions as were established from time to time by the plan administrator, participants could elect to receive whole shares of Hudson City Bancorp, Inc. common stock, which were held in the Hudson City Bancorp, Inc. Common Stock Fund, and any remaining partial shares would be distributed in cash. Participants could receive either the entire portion of their interest in the Hudson City Bancorp, Inc. Common Stock Fund in shares of Hudson City Bancorp, Inc. common stock, in cash, or part in shares and part in cash.

Withdrawals

During employment, a participant could make withdrawals of all or certain portions of his or her vested account balance, subject to certain restrictions as set forth in the Plan Document. Certain withdrawals, such as hardship withdrawals, preclude the participant from making further contributions or withdrawals under the Plan for six months after the receipt of the distribution.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the plan administrator, to make estimates and assumptions that affect the reported amounts of net assets and disclosures of contingent net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in common stock and mutual funds are reported at fair value. Investment in the common collective trust is reported at Net Asset Value (NAV). Information on fair value measurements is provided in Note 3.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the net change in unrealized appreciation (depreciation) on those investments.

Administrative Expenses

Certain expenses of maintaining the Plan were paid by the Plan, unless otherwise paid by the Plan Sponsor. Expenses that are paid by the Plan Sponsor are excluded from these financial statements. Fees related to the administration of notes receivable from participants were charged directly to the participant's account and are included in administrative expenses. Investment-related expenses are included in net appreciation (depreciation) in fair value of investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are included in administrative expenses and are expensed when they are incurred.

Payments of Benefits

Benefits are recorded when paid.

New Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07 "Fair Value Measurement Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)" effective for fiscal years beginning after December 15, 2015, with early adoption permitted, which removes the disclosure of investments using Net Asset Value per Share (NAV), or its equivalent, as a practical expedient for fair value measurement from the fair value hierarchy. The Plan adopted ASU 2015-07 and applied the guidance retrospectively to all periods presented. The adoption did not have a material impact on the Plan's financial statements.

In July 2015, the FASB issued ASU 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient." Parts I and III are not applicable to the Plan. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan adopted ASU 2015-12 and applied the guidance retrospectively to all periods presented. The adoption did not have a material impact on the Plan's financial statements.

3. Fair Value Measurement of Investments

US GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy exists in US GAAP for fair value measurements based upon the inputs to the valuation of an asset or liability.

Level 1	Valuation is based upon quoted prices in active markets for identical assets and liabilities.
Level 2	Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market.
Level 3	Valuation is derived from model-based or other techniques in which at least one significant input is unobservable and which may be based on the Plan's own estimates about the assumptions that market participants would use to value the asset or liability.

Assets and liabilities are classified within the fair value hierarchy based on the lowest level classification of an input that is considered significant to the overall valuation. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Administrative Committee believes the Plan's valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the end of the Plan year.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

- Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.
- Mutual funds are valued at the daily closing prices as reported by the fund. These funds held by the Plan are open-end funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The funds held by the Plan are deemed to be actively traded.
- The Hudson City Bancorp, Inc. Common Stock Fund fair value is based on the combined year-end closing price of Hudson City Bancorp, Inc. common stock and a Fidelity money-market fund used to meet daily liquidity needs. Both securities are valued based on the quoted market price of shares trading in active markets held by the Plan at year-end. The Hudson City Bancorp, Inc. Common Stock Fund is tracked on a unitized basis, which allows for daily settling of trades by participants.

- Investments measured at NAV, which comprise the Stable Value Fund, are valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The following table presents the Plan's fair value hierarchy for those investments measured at fair value at December 31, 2015:

	Total	Level 1	Level 2	Level 3
Mutual funds	$ 46,075,051	46,075,051	-	-
Common Stock	8,232,560	8,232,560	-	-
Money Market Fund	6,249	6,249	-	-
Total	$ 54,313,860	54,313,860	-	-
Investments measured at NAV (a)	16,618,612			
Investments at fair value	$ 70,932,472			

The following table presents the Plan's fair value hierarchy for those investments measured at fair value at December 31, 2014:

	Total	Level 1	Level 2	Level 3
Mutual funds	$ 34,146,849	34,146,849	-	-
Investments in Hudson City Bancorp., Inc. Common Stock Fund:				
Hudson City Bancorp, Inc. Common Stock	23,322,785	23,322,785	-	-
Money Market Fund	980,510	980,510	-	-
Total	$ 58,450,144	58,450,144	-	-
Investments measured at NAV (a)	19,708,211			
Investments at fair value	$ 78,158,355			

(a) In accordance with Subtopic 820-10 of ASU 2015-07, the Stable Value Fund has not been classified in the Fair Value Hierarchy for the years ended December 31, 2015 and 2014. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The Plan had no transfers of investments between the levels of fair value hierarchy during the years ended December 31, 2015 and 2014. There were no Level 3 valuations during 2015 or 2014.

Participant transactions (purchases and sales) from the Stable Value Fund may occur daily, unless made to a competing fund (i.e. money market funds, certain other fixed income funds), in which case they must be held first for 90 days in a non-competing fund before the transfer. Were the Plan to initiate a full redemption of the Stable Value Fund, the investment adviser reserves the right to temporarily delay withdrawal from the trust up to 12 months in order to ensure that securities liquidations will be carried out in an orderly business manner. The Stable Value Fund had no unfunded commitments at December 31, 2015 or 2014.

4. Risk and Uncertainties

The plan invested in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The Plan had varying degrees of concentrations in investments, which exposed the Plan to additional risk of those investments experiencing a material change in value. The Plan merged with the RSP effective April 1, 2016, at which point this risk transferred to the RSP.

5. Income Taxes

The Plan adopted an approved prototype plan, which received an Internal Revenue Service ("IRS") determination letter dated March 31, 2014, which stated that the Plan and its underlying trust qualify under the applicable provisions of the IRC, and therefore are exempt from federal taxes. The Plan has been amended since receiving the determination letter. However, the Administrative Committee and the Plan's tax counsel believe that the Plan is designed and operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified.

US GAAP requires that tax positions taken by the Plan be evaluated and that a tax liability (or asset) be recognized if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Administrative Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Administrative Committee believes it is no longer subject to income tax examinations for the years prior to 2012.

6. Participant Loans Receivable

A participant, in case of need, could apply to the plan administrator for a loan in an amount equal to or less than 50% of the vested account balance, up to a maximum of $50,000. The loans are secured by the participant's account. The period of repayment shall not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the period shall not exceed ten years.

Interest is charged at a commercially reasonable rate, with all interest on loans being paid back into the borrower's plan account. Principal and interest is paid ratably through payroll deductions. At December 31, 2015, the interest rates on outstanding loans ranged from 4.25% to 8.50%, with maturities through October 5, 2020.

7. Related-Party Transactions

Certain Plan investments were shares of mutual funds managed by an affiliate of the Trustee and Recordkeeper, Fidelity Investment International Operations Company, Inc. The Plan also invests in shares of common stock issued by the Plan Sponsor. Therefore, these transactions qualify as party-in-interest transactions. Fees paid to the Trustee and affiliates of the Trustee, excluding fees reflected as a reduction to the investment return of the individual investment funds, amounted to approximately $28,800 and $25,000 for the years ended December 31, 2015 and 2014, respectively.

The Plan allows participants to borrow from their accounts in the Plan. These notes receivable from participants qualify as party-in-interest transactions and totaled $738,277 and $710,197 at December 31, 2015 and 2014, respectively.

The Plan invested in shares of the common stock of M&T. The Plan held 67,937 shares with a fair value of $8,232,560 at December 31, 2015 and no shares in 2014. The plan received no dividends on the common stock of M&T during 2015 or 2014, respectively. Until November 1, 2015 the Plan invested in shares of Hudson City Bancorp, Inc. common stock. The Plan held 2,304,623 shares with a fair value of $23,322,785 at December 31, 2014. The Plan received $174,404 and $470,472 in dividends on the common stock of Hudson City during 2015 and 2014, respectively.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Form 5500 at December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$ 71,733,376	$ 79,273,301
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	349,819
Net assets per the Form 5500	$ 71,733,376	$ 79,623,120
Increase (decrease) in net assets available for benefits	$ (7,539,925)	$ 4,486,122
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(349,819)	84,261
Net income (loss) per the Form 5500	$ (7,889,744)	$ 4,570,383

9. Subsequent Events

The Administrative Committee has evaluated the impact of subsequent events on these financial statements through the date of financial statement issuance, and noted no subsequent events requiring financial statement recognition or disclosure other than the Plan merger discussed in note 1.

PROFIT INCENTIVE BONUS PLAN OF HUDSON CITY SAVINGS BANK
EIN 22-1002380 Plan 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, and par value or maturity value	Shares/Par Value	(e) Current Value
*	Fidelity Advisor Funds	Fidelity Advisor Stable Value Portfolio Class I	16,618,612	$ 16,618,612
	Invesco Advisors Funds	Invesco S&P 500 Index Fund Class A	491,711	10,802,890
*	Fidelity Advisor Funds	Fidelity Advisor Freedom Income Fund Class T	852,723	8,936,538
	Morgan Stanley Funds	Morgan Stanley U.S. Government Securities Trust Fund Class A	629,760	5,485,210
	Invesco Advisors Funds	Van Kampen Comstock Fund Class A	203,969	4,422,049
	Invesco Advisors Funds	Van Kampen Equity & Income Fund Class A	328,241	3,157,679
*	Fidelity Advisor Funds	Fidelity Advisor Balanced Fund Class T	164,549	3,027,703
*	Fidelity Advisor Funds	Fidelity Advisor Mid Cap Fund Class T	74,643	2,292,296
*	Fidelity Advisor Funds	Fidelity Advisor Value Strategies Fund Class T	48,257	1,859,341
	Invesco Advisor Funds	Invesco Global Core Equity Fund Class A	120,360	1,587,549
*	Fidelity Advisor Funds	Fidelity Advisor Freedom 2020 Class T	69,828	867,259
*	Fidelity Advisor Funds	Fidelity Advisor Freedom 2030 Class T	58,959	763,514
*	Fidelity Advisor Funds	Fidelity Advisor Freedom 2025 Class T	51,543	631,912
*	Fidelity Advisor Funds	Fidelity Advisor Freedom 2015 Class T	48,835	570,879
*	Fidelity Advisor Funds	Fidelity Advisor Freedom 2035 Class T	41,568	512,949
*	Fidelity Advisor Funds	Fidelity Advisor Freedom 2010 Class T	37,480	438,513
*	Fidelity Advisor Funds	Fidelity Advisor Freedom 2040 Class T	14,463	191,782
*	Fidelity Advisor Funds	Fidelity Advisor Freedom 2050 Class T	17,714	179,970
*	Fidelity Advisor Funds	Fidelity Advisor Freedom 2055 Class T	13,420	148,019
*	Fidelity Advisor Funds	Fidelity Advisor Freedom 2045 Class T	10,400	106,188
*	Fidelity Advisor Funds	Fidelity Advisor Freedom 2005 Class T	5,307	59,865
*	Fidelity Advisor Funds	Fidelity Advisor Freedom 2060 Class T	3,407	32,946
	Total investments in mutual and stable value funds			62,693,663
*	M&T Bank Corporation	M&T Bank Corporation common stock	67,937	8,232,560
*	Fidelity Advisor Funds	Fidelity Money Market Fund		6,249
*	Participant Loans Receivable (with interest rates ranging from 4.25% to 8.50% and maturities through October 5, 2020)			738,277
	Total other investments			8,977,086
	Total			$ 71,670,749

* Indicates that the indentiy of the party involved is a party-in-interest as defined in the Employee Retirement Income Security Act of 1974.